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FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Year Ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                              to

Commission File No. 1-9753

  A.
  Full title of the plan:

  Georgia Gulf Corporation Savings and Capital Growth Plan

  (referred to herein as the "Plan")

  B.
  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

  Georgia Gulf Corporation
  Suite 595
  400 Perimeter Center Terrace
  Atlanta, GA 30346
  (770) 395-4500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

GEORGIA GULF CORPORATION (plan administrator)
By:	/s/ JOEL I. BEERMAN Joel I. Beerman Vice President

May 8, 2002

Georgia Gulf Corporation
Savings and Capital Growth Plan

Financial Statements and Schedule
as of December 31, 2001 and 2000
Together With Auditors' Report

GEORGIA GULF CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits—December 31, 2001 and 2000

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

    Schedule I: Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for benefits of the GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
May 9, 2002

GEORGIA GULF CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS, at fair value, as determined by quoted market prices	$136,667,403	$154,054,098
INVESTMENTS, at contract value, as determined by the Trustee	29,237,395	23,546,017
EMPLOYER CONTRIBUTION RECEIVABLE	0	2,031,789

NET ASSETS AVAILABLE FOR BENEFITS	$165,904,798	$179,631,904

The accompanying notes are an integral part of these statements.

GEORGIA GULF CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

INVESTMENT (LOSS) INCOME:
Net depreciation in fair value of investments (Note 2)	$(13,226,135)
Interest	433,826
Dividends	3,269,563

Total investment loss	(9,522,746)

CONTRIBUTIONS:
Participant withholdings	5,135,712
Employer	4,021,850
Rollovers	77,202

Total contributions	9,234,764

DISTRIBUTIONS TO PARTICIPANTS OR BENEFICIARIES	(13,439,124)

NET DECREASE	(13,727,106)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	179,631,904

End of year	$165,904,798

The accompanying notes are an integral part of this statement.

GEORGIA GULF CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

1.    PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

General

The Plan was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company" or "Plan Administrator") from Georgia-Pacific Corporation. The Plan is a defined contribution plan maintained by AMVESCAP National Trust Company (the "Trustee") and covers substantially all salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

  Capital Growth Account

  All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants' annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service ("IRS") regulations and are vested immediately. This contribution is made for all participants who work the entire year, whether they elect to contribute a portion of their compensation into the savings account of the Plan. All contributions are participant-directed. Participants may change their investment elections at any time.

  Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination.

  Savings Account

  All full-time salaried employees may elect to participate in the Savings Account as of the first of the month following the completion of 60 days of service in any calendar quarter. Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 15% of their eligible compensation, as defined by the Plan. Participants may elect to change their contribution percentage on a monthly basis. The Company matches 50% of the participants' pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee). All forfeited balances are used to reduce future company matching contributions. Contributions to the Savings Account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

  Prior Plan Account

  Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested. All prior plan accounts are automatically invested in the INVESCO Balanced Fund (Note 5).

  When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

  Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds

Assets held in the Plan as of December 31, 2001 are invested by the Trustee in one or more of the following investment fund options, offered by the Plan, as directed by participants and/or plan management.

  INVESCO Balanced Fund

  A mutual fund which invests in a combination of stocks and bonds, seeking a balance between income and long-term growth.

  INVESCO Technology Fund

  A mutual fund which invests in stocks of fast-growing companies in the technology sector with the objective of achieving maximum stock appreciation.

  IRT Stable Value Fund

  A collective trust which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds.

  Dodge & Cox Stock Fund

  A mutual fund which invests in common stock of well-established companies to achieve long-term capital growth.

  INVESCO Small Company Growth Fund

  A mutual fund which invests in small-sized companies to achieve substantial capital appreciation.

  American Funds Europacific Growth Fund

  A mutual fund which invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

  Georgia Gulf Common Stock Fund

  Invests in the Company's common stock.

  IDS New Dimensions Fund

  A mutual fund which invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

  Vanguard 500 Index Fund

  A mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Benefits

Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his/her account or have the Company purchase an annuity with the participant's vested balance. If the participant's balance is less than $5,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of company contributions and investment earnings (losses) thereon and investment manager expenses. Allocations of income (loss) and investment manager expenses are based on participant account balances, as defined.

Forfeitures

Forfeitures are used to reduce future employer contributions.

Administrative Expenses

Administrative expenses, including trustee fees, were borne by the Company.

Plan Termination

In the event the Plan terminates, participants become 100% vested in all company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of plan members and beneficiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Investments in the Plan are stated at fair market value based on quoted market price. The Plan's investment in the IRT Stable Value Fund is fully benefit responsive and is stated at contract value (which approximates fair value) in accordance with Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Participant loans are stated at contract value. In the statement of changes in net assets available for benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. The following table summarizes the net depreciation from investments for the year ended December 31, 2001:

Georgia Gulf Corporation common stock	$3,071,832
Mutual funds	(16,297,967)

$(13,226,135)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.    INVESTMENTS

The following investments represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
INVESCO Balanced Fund—participant-directed	$19,325,346	$22,872,732
INVESCO Balanced Fund—nonparticipant-directed	22,270,155	28,176,492
IRT Stable Value Fund	23,956,122	18,623,011
Dodge & Cox Stock Fund	17,239,487	13,640,697
IDS New Dimensions Fund	12,737,801	14,835,275
Vanguard 500 Index Fund	12,751,344	12,716,710
Georgia Gulf Stock Fund	33,572,792	42,007,534

4      TAX STATUS

The Plan obtained its latest determination letter on February 1, 2002 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2001 and 2000 and for the year ended December 31, 2001:

	2001	2000
Net assets:
INVESCO Balanced Fund	$22,270,155	$28,176,492

Changes in net assets:
Net depreciation in fair value of INVESCO Balanced Fund	$(3,538,533)
Dividends	460,896
Funds transferred to Participant Directed Accounts	(1,488,658)
Distributions to participants or beneficiaries	(1,340,044)

	$(5,906,337)

6.    RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and common stock managed by the Trustee. These transactions qualify as party-in-interest transactions.

7.    SUBSEQUENT EVENTS

Effective March 18, 2002, the Plan was amended to include an employee stock ownership component to the Plan.

Effective April 1, 2002, employees who are subject to the collective bargaining agreement between the Aberdeen, Mississippi, plant of Georgia Gulf Chemicals & Vinyls, LLC and the United Steelworkers of America, AFL-CIO-CLC Local 15198 are eligible to participate in the Plan. These employees were previously eligible to participate in the Aberdeen Hourly Savings and Investment Plan (the "Aberdeen Plan"). In early 2002, participant balances in the Aberdeen Plan will be transferred to the Plan.

SCHEDULE I

GEORGIA GULF CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

	Identity of Issuer	Description of Investments	Cost	Current Value
*	AMVESCO NATIONAL TRUST COMPANY	Collective trust:
		Stable Value Fund, 23,956,122 units	(a)	$23,956,122
		Mutual funds:
		INVESCO Technology Fund, 179,896 shares	(a)	5,859,227
		INVESCO Small Company Growth Fund, 592,207 shares	(a)	7,189,391
		INVESCO Balanced Fund (participant-directed), 1,320,940 shares	(a)	19,325,346
		INVESCO Balanced Fund (nonparticipant-directed), 1,522,225 shares	$27,974,899	22,270,155
	AMERICAN FUNDS	Europacific Growth Fund, 212,946 shares	(a)	5,721,860
	DODGE & COX FUNDS	Dodge & Cox Stock Fund, 171,520 shares	(a)	17,239,487
	THE VANGUARD GROUP	500 Index Fund, 120,421 shares	(a)	12,751,344
	IDS	New Dimensions Fund, 518,218 shares	(a)	12,737,801
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 6% to 10.5%)	(a)	5,281,273
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation common stock, 1,693,885 shares	(a)	33,572,792

		Total investments		$165,904,798

* Represents a party in interest.
(a) Participant-directed.
The accompanying notes are an integral part of this schedule.

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SIGNATURES
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN FINANCIAL STATEMENTS AND SCHEDULE DECEMBER 31, 2001 AND 2000
TABLE OF CONTENTS
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN NOTES TO FINANCIAL STATEMENTS AND SCHEDULE DECEMBER 31, 2001 AND 2000
GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001